Exhibit 23.1

Consent of Independent Auditors

The Board of Directors
Quantum Global Technologies, LLC:

We consent to the incorporation by reference in the registration statements (No. 333-114051, No. 333-123820, No. 333-135147, No. 333-141989, No. 333-151335, No. 333-158108, No. 333-165782, No. 333-167530, No. 333-188995 and No. 333-219447) on Form S-8 and registration statement (No. 333-222436) on Form S-3 of Ultra Clean Holdings, Inc. of our report dated June 13, 2018, with respect to the consolidated balance sheets of Quantum Global Technologies, LLC and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in members’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, which report appears in the Form 8-K/A of Ultra Clean Holdings, Inc. dated November 6, 2018.

Our report dated June 13, 2018 contains an explanatory paragraph that states that the Company was not in compliance with all of the required debt covenants under the U.S. credit facilities in 2017 and 2016 resulting in an event of default, and also did not make the required repayment of the senior subordinated notes due to certain investors. Further, these investors exercised their “put” right to require the Company to redeem their members’ interest in the Company. The “put” right was subject to litigation among the parties. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/S/ KPMG LLP

Philadelphia, Pennsylvania
November 6, 2018